SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                       Anchor Glass Container Corporation
                       ----------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.10 par value
                      ------------------------------------

                         (Title of Class of Securities)


                                    033038209
                                    ---------
                                 (CUSIP Number)



                              CoMac Partners, L.P.
                       1 Greenwich Office Park, 3rd Floor
                               Greenwich, CT 06831
                                 (203) 552-6900
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 19, 1998
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                               Page 1 of 16 pages

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 2 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Partners, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             40,327/1/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        40,327/1/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         40,327 (See Item 5)/1/
--------------------------------------------------------------------------------

-----------------


/1/ 710,404 shares including 643,092 shares of Class A Common Stock (the "Common Stock") issuable upon conversion of 154,342 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock (the "Preferred Stock") and 26,985 shares of Common Stock issuable upon the exercise of warrants (the "Class A Warrants") owned by CoMac Partners, L.P.

                                                              Page 3 of 16 Pages
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.2%/2/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


/2/ 61.2% including shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of Class A Warrants.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 4 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac International N.V.                    Not Aplicable
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Netherlands Antilles
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             40,990/3/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        40,990/3/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         40,990 (See Item 5)/3/
--------------------------------------------------------------------------------

-----------------


/3/ 722,592 shares including 653,821 shares of Common Stock issuable upon conversion of 156,917 shares of the Issuer's Preferred Stock and 27,781 shares of Common Stock issuable upon the exercise of Class A Warrants owned by CoMac International N.V.

                                                              Page 5 of 16 Pages
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.4%/4/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

/4/ 61.6% including shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of Class A Warrants.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 6 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Opportunities Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             707/5/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        707/5/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         707 (See Item 5)/5/
--------------------------------------------------------------------------------

-----------------


/5/ 12,402 shares including 11,267 shares of Common Stock issuable upon conversion of 2,704 shares of the Issuer's Preferred Stock and 428 shares of Common Stock issuable upon the exercise of Class A Warrants owned by CoMac Opportunities Fund, L.P.

                                                              Page 7 of 16 Pages
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .1%/6/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

/6/ 2.5% including shares of Common Stock issuable upon the conversion of the Preferred Stock and upon the exercise of Class A Warrants.

                                  SCHEDULE 13D
CUSIP No.033038209                                            Page 8 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CoMac Endowment Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             14,902/7/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          Not Applicable
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         14,902/7/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          14,902 (See Item 5)/7/
--------------------------------------------------------------------------------

-----------------


/7/ 248,391 shares including 224,746 shares of Common Stock issuable upon conversion of 53,939 shares of the Issuer's Preferred Stock and 9,553 shares of Common Stock issuable upon the exercise of Class A Warrants owned by CoMac Endowment Fund L.P.

                                                              Page 9 of 16 Pages
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.9%/8/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

/8/ 34.3% including shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of Class A Warrants.

                                  SCHEDULE 13D
CUSIP No.033038209                                           Page 10 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Christopher M. Mackey
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   See Item 5
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
          PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER

  NUMBER OF             45/9/
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY
EACH REPORTING          96,116 (See Item 5)/10/
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                         45/9/
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        96,116 (See Item 5)/10/

/9/ 797 shares including 721 shares of Common Stock issuable upon conversion of 173 shares of the Issuer's Preferred Stock and 31 shares of Common Stock issuable upon the exercise of Class A Warrants owned by Mr. Mackey.

/10/ 1,693,788 shares including 1,532,926 shares of Common Stock issuable upon conversion of 367,902 shares of Preferred Stock and 64,747 shares of Common Stock issuable upon the exercise of Class A Warrants that may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

                                                             Page 11 of 16 Pages
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          96,161 (See Item 5)/11/
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.6%/12/
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

/11/ 1,694,585 shares including 1,533,646 shares of Common Stock issuable upon conversion of 368,075 shares of Preferred Stock that are owned or may be deemed to be beneficially owned by Mr. Mackey (see Item 5).

/12/ 81.1% including shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of Class A Warrants.

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         -------------------------------


         This amends the Schedule 13D dated June 22, 1998, as amended and restated by Amendment No. 1 dated September __, 1998, (the "Schedule 13D") filed by CoMac Partners, L.P., CoMac International N.V., CoMac Endowment Fund, L.P., CoMac Opportunities Fund, L.P. and Christopher M. Mackey (the "Reporting Persons") with respect to the Class A Common Stock, $.10 par value (the "Common Stock") of Anchor Glass Container Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

ITEM 4 OF SCHEDULE 13D, "PURPOSE OF TRANSACTION," IS AMENDED TO ADD THE FOLLOWING AT THE END THEREOF:

         Pursuant to the Plan, on August 19, 1998, the Reporting Persons received additional shares of Common Stock and Preferred Stock, as well as warrants to acquire Common Stock (the "Class A Warrants") and warrants to acquire the Company's Class C Common Stock (the "Class C Warrants" and together with the Class A Warrants, the "Warrants") in respect of the pre-petition indebtedness and trade claims of Anchor Resolution Corp. (formerly named Anchor Glass Container Corporation). See Item 3. The following table sets forth the number of shares of each security (Warrant numbers refer to the shares of the underlying stock issuable upon exercise) received by each of the Reporting Persons.

Reporting                  Common          Preferred        Class A      Class C
Person                      Stock            Stock          Warrants    Warrants
------                      -----            -----          --------    --------

CoMac Partners            40,327            154,342          26,985       72,337

CoMac International       40,990            156,917          27,781       74,463

CoMac Opportunities          707              2,704             428        1,148

CoMac Endowment           14,092             53,939           9,553       25,606

Christopher M. Mackey         45                173              31           82

The Warrants are currently exercisable, do not require payment upon exercise and expire on June 16, 2008. The Class C Common Stock is non-voting and is automatically convertible into Common Stock on February 5, 2000.

ITEM 5(A) OF SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER," IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         (a) The Reporting Persons own an aggregate of 96,161 shares of Common Stock, representing approximately 19.6% of the shares of the outstanding Common Stock./13/ The Reporting Persons also own (i) an aggregate of 368,073 shares of Preferred Stock, and (ii) Class A Warrants to acquire an aggregate of 64,778 shares of Common Stock. Each share of Preferred Stock is presently convertible into 4.167 shares of Common Stock. Including the Common Stock issuable on conversion of the Preferred Stock and upon exercise of the Class A Warrants held by the Reporting Persons (but not the Preferred Stock and Class A Warrants held by any other person), the Reporting Persons may be deemed to beneficially own 81.1% of the Common Stock.

         The following table sets forth the number of shares of Common Stock directly owned by each of the Reporting Persons and the percentage of Common Stock outstanding such ownership represents. This table does not include (i) shares issuable upon the conversion of the Preferred Stock or (ii) shares issuable upon the exercise of Class A Warrants.

                                                              Percentage of
Reporting                       Shares of                       Outstanding
Person                         Common Stock                    Common Stock
------                         ------------                    ------------

CoMac Partners                    40,327                             8.2

CoMac International               40,990                             8.4

CoMac Opportunities                  707                              .1

CoMac Endowment                   14,092                             2.9

Christopher M. Mackey                 45                    Less than .1

         The following table sets forth the number of shares of Preferred Stock directly owned by each of the Reporting Persons and the shares of Common Stock beneficially owned directly by each of the Reporting Persons (including shares issuable upon conversion of the Preferred Stock and upon exercise of the Class A Warrants) and the percentage of Common Stock outstanding such ownership represents (including shares issuable upon the conversion of the Preferred Stock and upon exercise of the Class A Warrants held by the Reporting Persons but not the Preferred Stock and Class A Warrants held by any other person).

--------

/13/ Based upon 490,898 shares of Common Stock outstanding reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                                       Shares of
                                                      Common Stock Percentage of
Reporting                Shares of         Class A    Beneficially   Outstanding
Person               Preferred Stock      Warrants        Owned     Common Stock
------               ---------------      --------        -----     ------------

CoMac Partners          154,342             26,985       710,404           61.2

CoMac International     156,917             27,781       722,592           61.6

CoMac Opportunities       2,704                428        12,402            2.5

CoMac Endowment          53,939              9,553       248,391           34.3

Christopher M. Mackey       173                 31           797             .2


ITEM 5(C) OF SCHEDULE 13D, "INTEREST IN SECURITIES OF THE ISSUER," IS AMENDED TO ADD THE FOLLOWING NEW PARAGRAPH AT THE END THEREOF:

         (c) On August 19, 1998, the Reporting Persons received distributions of Common Stock, Preferred Stock and Class A Warrants pursuant to the Plan. See
Item 4. Except for such distributions, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

ITEM 6 OF SCHEDULE 13D, "CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER," IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         The Reporting Persons have received a distribution of Class A Warrants and Class C Warrants pursuant to the Plan. See Items 4 and 5.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  September 17, 1998


                                      COMAC PARTNERS, L.P.

                                      By: CoMac Associates, L.P.,
                                      general partner of CoMac
                                      Partners, L.P.

                                      By:  CoMac Advisers, Inc.,
                                      general partner of CoMac Associates, L.P.

                                      /s/ Christopher M. Mackey
                                      -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman


                                      COMAC INTERNATIONAL N.V.

                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:     Christopher M. Mackey
                                      Title:    Director

                                      COMAC ENDOWMENT FUND, L.P.

                                      By: CoMac Advisers, Inc., its
                                      general partner


                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman

                                      COMAC OPPORTUNITIES FUND, L.P.

                                      By: CoMac Advisers, Inc.,
                                          its general partner

                                      By:  /s/ Christopher M. Mackey
                                           -------------------------
                                      Name:    Christopher M. Mackey
                                      Title:   Co-Chairman

                                          /s/ Christopher M. Mackey
                                          -------------------------
                                      Name:   Christopher M. Mackey